

September 2, 2010

Mr. Isaac Cohen
Chairman and Chief Executive Officer
Bionovo, Inc.
5858 Horton Street, Suite 400
Emeryville, CA 94608

> **Re: Bionovo, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 16, 2010**
> **Schedule 14A filed April 2, 2010**
> **File No. 001-33498**

Dear Mr. Cohen:

We have reviewed your August 18, 2010 response to our August 5, 2010 comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Schedule 14A filed April 2, 2010

General

1. We note your response to our prior comment 2. Please present an analysis supporting your conclusion that your compensation policies do not motivate imprudent risk taking and are not reasonably likely to have a material adverse effect on the company.

Compensation Discussion and Analysis, page 28

Annual Incentive Bonus Program, page 29

2. We note your response to our prior comment 5. Please provide additional proposed disclosure addressing the following items:

- We note that you have included your corporate goals for 2009 in your August 18, 2010 response letter; however, these goals appear to be broad and non-specific. To the extent the Compensation Committee more specifically defined the corporate goals when communicating them to the named executive officers, please revise your disclosure to include the more specific goals.
- We note that you have not discussed the level of achievement of each listed corporate goal specifically, but rather have simply stated that the company progressed an FDA submission and obtained funding. Please revise your disclosure to discuss the level of achievement of each goal making clear what factors the Committee considered and whether the Committee considered the goal achieved, partially achieved, or not achieved.
- Please disclose the percentage of base salary awarded in the form of an incentive bonus to each named executive officer as a result of the company's performance. To the extent factors other than the corporate goals were considered, please disclose these factors.

We continue to believe that an amendment to your filing is necessary; therefore, once we have reviewed the proposed disclosure provided in response to this comment we will ask that you file an amended Form 10-K including this information and the information included in your August 18, 2010 response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Laura Crotty at (202) 551-3563 or myself at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Robert H. Cohen (Greenberg Traurig, LLP)